EXHIBIT 11.1

CALCULATION OF BASIC AND DILUTED EARNINGS
PER COMMON SHARE

	52 Weeks Ended	53 Weeks Ended	52 Weeks Ended
Earnings Per Share	December 27, 2003	January 1, 2005	December 31, 2005
Net income applicable to common stockholders	$11,089,000	$13,297,000	$13,405,000
Basic Earnings Per Share
Weighted average number of common shares outstanding	14,256,000	15,589,000	15,726,000
Basic earnings per share	$0.78	$0.85	$0.85
Diluted Earnigs Per Share
Weighted average number of common shares outstanding	14,256,000	15,589,000	15,726,000
Assuming conversion of outstanding stock options	2,015,000	1,651,000	1,547,000
Less: assumed repurchase of common stock pursuant to the treasury stock method	(1,550,000)	(1,236,000)	(1,123,000)
Weighted average number of common shares outstanding as adjusted	14,721,000	16,004,000	16,150,000
Diluted earnings per share	$0.75	$0.83	$0.83